SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will f ile annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Item

     1.   Immediate Release filed with The Tel Aviv Stock Exchange

                                                                          ITEM 1

Smile.Communications, a wholly owned subsidiary of Internet Gold, announced today that on March 8, 2007 it completed a NIS 274 million offering of debentures to institutional investors in Israel. The debentures will be repaid in 8 yearly installments beginning in 2009 and bear interest of 5.85% until the listing of such debentures on the Tel Aviv Stock Exchange ("TASE"). Following listing, and from that date forward, the interest on the debentures will decline to 4.75%.

In the event Smile.Communications does not effect such listing with the TASE by December 5, 2007, the debenture holders will have the right to demand the early repayment of the debentures on terms set between the parties. The debentures received a rate of A1 from Midrug, a qualified debenture rating agency in Israel.

Smile.Communications will use the proceeds from the debentures offering to improve its debt mix between short term and long term loans.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 9, 2007